767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

VIA EDGAR TRANSMISSION	July 24, 2023

Joshua Gorsky

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Re:	First Light Acquisition Group, Inc.

Amendment No. 3 to Registration Statement on Form S-4 filed June 30, 2023

Filed by First Light Acquisition Group, Inc. File No. 333-269705

Dear Mr. Gorsky:

On behalf of our client, First Light Acquisition Group, Inc., (“FLAG”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 14, 2023, relating to Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 30, 2023. In connection with these responses, FLAG is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, FLAG has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Questions and Answers About the Proposals

Q. What will New Calidi’s potential liquidity position be immediately following the Business Combination at the redemption levels… page 19

Securities and Exchange Commission July 24, 2023 Page 2

1.    Comment: We note your response to prior comment 1 and your revised disclosure regarding what New Calidi’s potential liquidity position could be immediately following the Business Combination at the redemption levels set forth in your sensitivity analysis. We reissue our comment in part. Please revise your disclosure here to note that the parties have the ability to waive the Minimum Cash Condition.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 19 and 41 of the Amended Registration Statement.

Q. Will FLAG attempt to arrange new financing in connection with the Transactions?, page 19

2.    Comment: Please revise this Q&A to reflect your disclosure on page 309 that Calidi Cure is solely managed and operated by Allan Camaisa, Calidi’s Chief Executive Officer and Chairman of the Board. In your revisions, please clarify whether Mr. Camaisa holds all of the ownership interests in Calidi Cure.

Please also revise to describe the nature of the relationship between Jackson and FLAG and/or Calidi, as referenced on page 10.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 19 of the Amended Registration Statement.

Background of the Business Combination, page 160

3.    Comment: We note your disclosure regarding the execution of the Securities Purchase Agreements in connection with the Series B Financing. Please revise your disclosure here to provide further details about how these Securities Purchase Agreements were negotiated, including, but not limited to, the negotiations related to the amount and the price of Series B Preferred Stock that would be purchased by Jackson and Cure, how the repayment provisions described on pages 309-310 were agreed upon and how it was determined that the commitment to purchase $12.5 million of Series B Preferred Stock would be split between $5 million to be acquired initially and $7.5 million to be acquired subsequently.

Additionally, please file the Securities Purchase Agreements as exhibits to your registration statement or, alternatively, explain why you are not required to do so.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 152, 159, 160 and 161 of the Amended Registration Statement. In addition, FLAG has filed the Securities Purchase Agreement and related agreements in connection with the Series B Financing as exhibits to the Amended Registration Statement.

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8702 or by e-mail at raymond.gietz@weil.com.

Sincerely yours,

/s/ Raymond O. Gietz

Raymond O. Gietz

cc: Thomas A. Vecchiolla, Chairman and Chief Executive Officer, First Light Acquisition Group, Inc.

Corey	Chivers, Esq., Weil, Gotshal & Manges LLP